Exhibit 12.1

	Six Months Ended June 30, 2017	For the Years Ended December 31,
		2016	2015	2014	2013	2012
Earnings:
Pretax income (loss) from continuing operations (1)	$26,947	$94,945	$84,505	$64,501	$24,035	$(2,441)
Adjustments Added:
Distibutions from unconsolidated joint ventures	82,274	117,822	55,740	80,634	159,029	150,922
Fixed charges (see below)	91,322	177,289	228,952	206,904	211,602	177,989
Adjustments Subtracted:
Interest Capitalized	(5,977)	(10,316)	(13,052)	(12,559)	(10,829)	(10,703)

Total Earnings	$194,566	$379,740	$356,145	$339,480	$383,837	$315,767

Fixed Charges:
Interest expense (2)	$85,345	$166,973	$215,900	$194,345	$200,773	$167,286
Capitalized interest	5,977	10,316	13,052	12,559	10,829	10,703

Total Fixed Charges	$91,322	$177,289	$228,952	$206,904	$211,602	$177,989

Ratio of Earnings to Fixed Charges	2.13	2.14	1.56	1.64	1.81	1.77

Interest Expense
Ground Rent Expense	5,168	9,894	11,870	10,968	10,579	8,681
Imputed percent as interest	33.33%	33.33%	33.33%	33.33%	33.33%	33.33%

Interest in Ground Rent	1,723	3,298	3,957	3,656	3,526	2,894
Interest Expense as Reported	83,622	163,675	211,943	190,689	197,247	164,392

	85,345	166,973	215,900	194,345	200,773	167,286